

Mail Stop 3561

December 14, 2007

By Facsimile and U.S. Mail

Charles Porter
Vice President, Chief Financial Officer
605 Richard Arrington Jr. Boulevard North
Birmingham, Alabama 35203-2707

        Re: **Energen Corporation**
                     Alabama Gas Corporation
                     Form 10-K for the year ended December 31, 2006
                     Filed February 27, 2007
                     File No. 1-7810 & 2-38960

Dear Mr. Porter:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with a copy of your reserve report as of December 31, 2006. Please provide this on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C. Please send the CD-ROM to James Murphy at mailstop 7010.

Properties, page 13

2.   Please revise your document to expand your disclosure on your principal properties. We note that you only provide production and reserve information for major geographical areas and provide a cross-reference to Item 1. However, Item 1 only discloses the same major geographical areas in which you operate. Please see Instruction 3 to Item 102 of Regulation S-K for guidance.

Results of Operations, page 23

3.   You discuss the business reasons for changes in the various line items of your statements of operations. However, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you indicate on page 25 that O&M expense increased by $31.5 million in 2006 due to several reasons. While this information is helpful, you do not quantify the extent to which income was affected by each of the explanations given. Whenever possible, please quantify all line item changes with more than one business reason. Please refer to Item 303(a)(3) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350.

Long Term Debt and Notes Payable, page 53

4.   Please tell us whether there are any conditions that may exist which could restrict your ability to pay dividends. If so, please refer to Rule 4-08(e) of Regulation S-X.

Note 4. Income Taxes, page 56

5.   Please supplementally explain, with a view toward clarification in future filings, the meaning of "minimum tax credit" and whether the amount previously recognized is the same amount that can be carried forward indefinitely. We assume the total of these amounts were the amount of alternative minimum tax previously paid that can be carried forward as a credit to future periods. If

otherwise, please clarify our understanding. Also, confirm that the deferred tax assets that have been fully reserved through a valuation allowance are included in Energen's "Other, net" deferred tax asset.   Lastly, tell us why other deferred tax assets/liabilities for Energen and Alabama Gas have been netted in Other.

Employee Benefit Plans, page 57

6.   Help us understand the nature of the regulatory liability for pension benefits and any interrelatedness of this item to the pension related regulatory assets. In this regard, explain the reduction to regulatory liability of $3.2 million for 12/31/06 for the portion of the plan obligation to be provided through rates in future periods. Show us where the $3.2 regulatory liability was classified in the table on page 75 since your disclosure on page 59 suggests the regulatory liability may have existed at December 31, 2005.

Note 15. Regulatory Assets and Liabilities, page 75

7.   The lack of paragraph 20 of SFAS no. 71 disclosure infers that all of the regulatory assets in this table are earning a return. If this is not the case, please revise to disclose the remaining amounts and recovery periods of regulatory assets not earning a current return.

Oil and Gas Operations, page 76

8.   Please revise your document to include adequate explanations for the significant reserve changes in the reserve table. See paragraph 11 of SFAS 69 for guidance.

Exhibit 31

9.   We note that your certifications relate to two registrants, Energen and Alabama Gas. We further note that your officers certify that you have "designed such internal control over financial reporting…to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles" for Alabama Gas when, in fact, the disclosure in your Form 10-K does not indicate that Alabama Gas has designed such internal controls nor are they required to at this time. Please file an amendment to the Form 10-K for the period ended December 31, 2006, and to the Form 10-Q for the first three quarters of 2007, to provide separate certifications for each registrant as it is not appropriate for you to provide one certification for both registrants where the facts underlying each certification differ.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant